UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Change of Independent Registered Public Accounting Firm

On May 19, 2023, Raymond Chabot Grant Thornton LLP (“RCGT”) was appointed as the Company’s independent registered public accounting firm upon recommendation by the Audit and Risk Committee to the Company’s Board of Directors (the “Board”) and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ending June 30, 2023.

During the most recent fiscal year and through May 19, 2023, the Company has not consulted with RCGT regarding (1) application of accounting principles to any specified transaction, either completed or proposed, (2) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by RCGT that RCGT concluded was an important factor considered by the Company in reaching a decision as to such accounting, auditing or financial reporting issue, or (3) any matter that was the subject of a disagreement or a reportable event described in Item 16F(a)(1)(iv) or (v), respectively, of the instructions to Form 20-F.

Effective May 17, 2023, Armanino LLP (“Armanino”) declined to stand for re-appointment as the independent registered public accounting firm of the Company’s fiscal year ended June 30, 2023.

Armanino’s audit reports dated September 13, 2022 and September 30, 2021 on the Company’s consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that (i) the audit report dated September 13, 2022 on the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2022 contained a separate paragraph stating that “significant uncertainties exist about the Group’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Group’s ability to continue as a going concern”, and (ii) the audit report dated September 30, 2021 on the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2021 contained a separate paragraph stating that “significant uncertainties exist about the Company’s ability to generate positive free cash flow, convert the various tranches of convertible notes into equity as and when they are due for conversion, and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.”

Armanino was not required to issue an audit report on the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended June 30, 2022, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

During the fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through May 17, 2023, there were (i) no “disagreements” within the meaning of Item 16F(a)(1)(iv) of the instructions to Form 20-F between the Company and Armanino on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Armanino’s satisfaction, would have caused Armanino to make reference thereto in its audit reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided Armanino with a copy of the disclosures it is making in this Report on Form 6-K and requested that Armanino furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of Armanino’s letter, dated May 22, 2023, is attached as Exhibit 16.1 to this Report on Form 6-K.

2

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the risk that litigation could result in substantial costs defending the lawsuit and a diversion of management’s attention and resources and, if the Company is not successful in defending any such litigation, could result in result in significant judgments against the company, and the other factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949 and 333-269201) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

3

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter from Armanino, dated May 22, 2023
99.1	Press Release of Iris Energy Limited, dated May 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: May 22, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director